Exhibit (a)(5)(A)

Hercules Notifies Holders of 3.375% Convertible Senior Notes Due 2038

of their Repurchase Option

HOUSTON, TEXAS – May 1, 2013 – Hercules Offshore, Inc. (NASDAQ: HERO) announced that holders of its 3.375% Convertible Senior Notes due 2038 (the “Notes”) have the right, at each holder’s option, to require Hercules Offshore to repurchase their Notes on June 1, 2013 (the “Optional Put Repurchase Date”) at a repurchase price in cash equal to 100 percent of the original principal amount of the Notes plus accrued and unpaid interest, if any, to (but excluding) the Optional Put Repurchase Date (the “Optional Put Repurchase Price”). The Optional Put Repurchase Date is an “Interest Payment Date” under the terms of the Notes. Accordingly, interest accrued up to the Optional Put Repurchase Date will be paid on the Interest Payment Date to holders of record at 5:00 p.m., New York City time, on May 15, 2013, and the Company does not expect that there will be accrued and unpaid interest due as part of the Optional Put Repurchase Price. Payment of the Optional Put Repurchase Price will be made on June 3, 2013, which is the next succeeding business day following the Optional Put Repurchase Date. Unless Hercules Offshore defaults in the payment of the Optional Put Repurchase Price in accordance with the Indenture relating to the Notes, interest on the repurchased Notes will cease to accrue, and the accreted principal amount of the Notes will cease to accrete, on and after the Optional Put Repurchase Date. If all outstanding Notes are surrendered for repurchase, the aggregate cash repurchase price will be approximately $68.3 million. Hercules Offshore intends to pay the Optional Put Repurchase Price by using available cash.

The repurchase option commences today and expires at 5:00 p.m., New York City time, on Friday, May 31, 2013 (the “Expiration Date”), which is the business day immediately preceding the Optional Put Repurchase Date. Holders may withdraw their election to exercise the repurchase option at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to exercise the option to require Hercules Offshore to purchase its Notes, or withdraw Notes previously surrendered, a holder must follow the procedures set forth in the Company Notice, which is being sent to all registered holders of the Notes.

The Notes are also currently convertible into shares of Hercules Offshore’s common stock at a rate of 19.9695 shares of common stock per $1,000 original principal amount, which is equal to a conversion price of approximately $50.08 per share, at the option of the holder and so long as specified conditions are met. Hercules Offshore, at its election, may settle any Notes surrendered for conversion in shares of common stock, cash or a combination thereof. Cash will be delivered in lieu of any fractional shares. If a holder has already delivered a repurchase notice with respect to a Note, the holder may not surrender that Note for conversion unless and until the holder has validly withdrawn the repurchase notice.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any Notes. As required by the rules of the Securities Exchange Commission, Hercules Offshore plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. Hercules Offshore will make available to Note holders, directly or through DTC, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for repurchase (copies of which will be attached as exhibits to such Schedule TO). None of Hercules Offshore, its Board of Directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising its option to require Hercules Offshore to repurchase its Notes. Note holders are encouraged to read these documents carefully before deciding whether to exercise their option to require Hercules Offshore to repurchase their Notes, as these documents contain important information regarding the details of Hercules Offshore’s obligation to repurchase the Notes. Holders of the Notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov, at Hercules Offshore’s website, www.herculesoffshore.com, or from Hercules Offshore at 9 Greenway Plaza, Suite 2200, Houston, TX 77046, Attn: Treasury Department (Telephone: 1-713-350-8346). The name and address of the paying agent in connection with the repurchase of the Notes is The Bank of New York Mellon, 111 Sanders Creek Parkway, East Syracuse, New York 13057. Questions and requests for assistance in connection with the surrender of the Notes for repurchase may be directed to Dacia Brown-Jones at The Bank of New York Mellon at 315-414-3349.

Additional Information

Headquartered in Houston, Hercules Offshore, Inc. operates a fleet of 38 jackup rigs, 13 barge rigs and 64 liftboats. The Company offers a range of services to oil and gas producers to meet their needs during drilling, well service, platform inspection, maintenance, and decommissioning operations in several key shallow water provinces around the world. Hercules Offshore currently holds 32.1% of share capital in Discovery Offshore S.A., a pure play, ultra-high specification jackup rig company. For more information, please visit our website at http://www.herculesoffshore.com.

Forward-Looking Statements: This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements relating to future events, including the timing of the filing of the Schedule TO with the Securities and Exchange Commission. The forward-looking statements are subject to a number of risks, uncertainties and assumptions, including the factors described in Hercules Offshore’s most recent periodic reports, including Hercules Offshore’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, Hercules Offshore’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, and other documents filed with the Securities and Exchange Commission, which are available free of charge at the SEC’s website at http://www.sec.gov or the Company’s website at http://www.herculesoffshore.com. Hercules Offshore cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements. Except as otherwise required by law, Hercules Offshore undertakes no obligation to publicly update its forward-looking statements in light of new information or future events.

Contact Information:

Craig M. Muirhead

Vice President and Treasurer

Hercules Offshore, Inc.

713-350-8346